SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2007

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2006. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number
1	A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding a press release entitled “PLDT’s Asia America Gateway project wins int’l innovation award”.	7

Exhibit 1

October 2, 2007

The Philippine Stock Exchange

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT’s Asia America Gateway project wins int’l innovation award”.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

Exhibit 1

October 2, 2007

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT’s Asia America Gateway project wins int’l innovation award”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  October 2, 2007

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a copy of a press release entitled “PLDT’s Asia America Gateway project wins int’l innovation award”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: October 2, 2007

Exhibit 1

PLDT press release

PLDT’s Asia America Gateway project wins int’l innovation award

MANILA, Philippines, October 2, 2007 – The Asia America Gateway (AAG) Cable Network, which PLDT is jointly constructing with Asian, Pacific and North American carriers, received the Most Innovative Project Award under the International Fixed Network Infrastructure category from a London-based publication recently.

Global Telecoms Business, a magazine for senior management among communications service providers worldwide, cited AAG for its innovative solution to the need of Southeast Asia for large bandwidth to the US/North America.

PLDT Carrier Marketing Management Center Head Genaro C. Sanchez, who attended the awarding ceremony on behalf of PLDT in London, said the award was a great honor for PLDT.

“It is a recognition of the result of deliberate and conscious efforts of the PLDT project team to plan and engineer a solution to meet the Company’s objectives in particular, and Asia’s needs in general. It is equally a recognition of the quality of international projects that the Company engages in and endeavors to drive towards set targets,” said Sanchez.

“On the business-side, the award sends a very positive signal to our customers that we will meet their requirements with respect to bandwidth adequacy, state-of-the-art technology, and hub and route diversity,” he added.

AAG is a US$553.63-million, 20,000-km long fiber optic cable network that will connect Malaysia, Singapore, Thailand, Brunei Darussalam, Vietnam, Hongkong, Philippines, Guam, Hawaii, and the US West Coast.

AAG will support services such as broadband Internet and broadband applications, and will provide the redundancy needed to avoid major disruptions such as those caused by the recent multiple cable cuts related to undersea seismic activity in routes close to Taiwan.

Exhibit 1

The project is expected to meet the forecasted explosive growth in Asia’s bandwidth requirements for new and revolutionary broadband applications such as IP, video, data and other multimedia services. It will provide connectivity that can be expanded in the future to Australia, India, Africa, and Europe. AAG is expected to start carrying commercial traffic by February 2009.

PLDT is one of the lead operators and major owners of this first direct terabit-scale submarine cable network between Southeast Asia and North America. Other AAG Initial Parties include the Government of Brunei, AT&T (USA), Bharti (India), CAT (Thailand), PT Telkom (Indonesia), TM (Malaysia), Telstra (Australia), Starhub (Singapore) and VNPT ( Vietnam).

PLDT will land AAG at a new Cable Landing Station being built in La Union in Northern Luzon to provide diversity to the existing Batangas Cable Station. The cable corridor in the Batangas area is already crowded by many international and domestic cables installed in the said area.

La Union is ideal for diversity, landing multiple cables, and more importantly for positioning the Philippines as a major hub between Asia and the Pacific. In the AAG project, La Union will be the station that will connect the trans-Pacific segment from the US and the Asian segment that comes all the way from Thailand.

Sanchez said the AAG will also help support the country’s future economic growth as telecommunication requirements increase.

“PLDT’s participation and acquisition of capacity in AAG ensures that the Philippines will have adequate bandwidth to the US and North America as well as Southeast Asia to sustain the growth. Moreover, with our selection of La Union as AAG’s Philippine landing, the Philippines is all set in becoming Asia’s new hub for regional and trans-Pacific cables,” he said.

Aside from PLDT, representative from Telekom Malaysia as well as project contractors such as Alcatel-Lucent and NEC were also present at the awards gala dinner.

XXX

Exhibit 1

About PLDT

PLDT is the leading telecommunications service provider in the Philippines. Through its three principal business groups – wireless, fixed line, and information and communications technology – PLDT offers the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting the web www.pldt.com.ph

Contact persons:

Ramon R. Isberto

PLDT Spokesperson

Tel. No.: +63 2 5113101

Fax No.: +63 2 5113100

Horace A. Lavides

PLDT Senior Manager

Tel. No.: +63 2 8168684

Email: halavides@pldt.com.ph

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: October 2, 2007